SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES RECORD WINTER 2017 MADRID SCHEDULE

3 NEW ROUTES TO BARI, GLASGOW & PRAGUE DELIVER 12% GROWTH

Ryanair, Spain's No. 1 airline, today (31 Jan) launched its biggest-ever Madrid winter schedule, with 3 new routes to Bari, Glasgow and Prague, 8 new winter routes to Cagliari, Lamezia, Luxembourg, Naples, Newcastle, Nuremberg, Palermo and Verona, and more flights on 4 existing routes (52 in total), which will deliver 6.7m customers p.a. and support 5,000* jobs at Madrid Airport, as Ryanair grows its Madrid operation by 12%.

Ryanair's Madrid winter 2017 schedule will deliver:
●  3 new routes to Bari (3 wkly), Glasgow (4 wkly), & Prague (4 wkly)
●  8 new winter routes to:  Cagliari (2 wkly), Lamezia (2 wkly), Luxembourg (4 wkly), Naples (3 wkly),
 Newcastle (2 wkly), Nuremberg (4 wkly), Palermo (2 wkly) & Verona (2 wkly)
●  52 routes in total
●  More flights to Eindhoven (5 wkly), Fuerteventura (daily), Ibiza (2 daily) & Palma (4 daily)
●  390 weekly flights
●  6.7m customers p.a.
●  5,000* "on-site" jobs p.a.

Ryanair will continue to connect Madrid with major business centres on high frequency, low fare services including Berlin (2 daily), Brussels (3 daily), Dublin (3 daily), London (4 daily), Milan (3 daily) and Rome (3 daily), with better timings and lower fares, making Ryanair the ideal choice for Spanish business and leisure customers.

Ryanair's Madrid summer 2017 schedule is attracting record bookings, with more frequencies to sun destinations for summer family holidays, lower fares as Ryanair passes on lower fuel costs, and an even better customer experience, as it continues to roll out its "Always Getting Better" improvements.

In Madrid, Ryanair's Kenny Jacobs said:

"We are pleased to launch our biggest ever Madrid winter schedule, which includes 3 new routes to Bari, Glasgow and Prague, 8 new winter routes and 52 routes in total, which will deliver 6.7m customers p.a. and support 5,000* jobs at Madrid Airport. These new routes will go on sale in February as we continue to grow our Madrid traffic, tourism and jobs, underlining our commitment to Spain.

We are also pleased to report record bookings on our Madrid summer 2017 schedule and Spanish customers can look forward to even lower fares so there's never been a better time to book a low fare flight on Ryanair. We urge all customers who wish to book their holidays to do so now on the Ryanair.com website or mobile app, where they can avail of the lowest fare air travel to and from Madrid.

To celebrate the launch of our Madrid winter 2017 schedule we are releasing seats for sale across our European network from just €9.99, which are available for booking until midnight Thursday (2 Feb). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS

*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:

Robin Kiely	Piaras Kelly
Ryanair Ltd	Edelman Ireland
Tel: +353-1-9451949	Tel: +353-1-6789333
press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 31 January, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary